Callan JMB Inc.

244 Flightline Drive

Spring Branch, Texas 78070

June 3, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Nicholas Nalbantian

Re:	Callan JMB Inc. Request for Acceleration
Registration Statement on Form S-3
File No. 333-296253

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Callan JMB Inc., a Nevada corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-296253) (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Friday, June 5, 2026, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Barry P. Biggar, Esq., at (646) 838-4433.

If you have any questions regarding this request, please contact Barry P. Biggar, Esq., of Sichenzia Ross Ference Carmel LLP, at (646) 838-4433.

Very truly yours,

By:	/s/ Wayne Williams
Name:	Wayne Williams
Title:	Chief Executive Officer

cc: Barry P. Biggar, Esq., Sichenzia Ross Ference Carmel LLP